Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@eversheds- sutherland.com

November 3, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

Attention: Ms. Lauren Hamilton

100 Pearl Street, Suite 20-100

New York, N.Y. 10004-2616

Re:	Blue Owl Capital Corporation – Form 10-K for the Fiscal Year ending December 31, 2022

Dear Ms. Hamilton:

On behalf of Blue Owl Capital Corporation (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), on September 21, 2023, regarding the Company’s Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2022. Each of the Staff’s comments is set forth below and is followed by the Company’s response.

1.

Comment: In the Schedule of Investments, multiple investments have zero amortized cost, fair value and/or par units. See, for example, Smarsh Inc., Unified Women’s Healthcare, LP, Accela, Inc., Troon Golf, L.L.C. and Sonny’s Enterprises LLC. On a supplemental basis, please explain why these investments have zero amortized cost, fair value and/or par units.

Response: On a supplemental basis, the Company respectfully advises the Staff that as noted in footnote 22, these investments have zero amortized cost, fair value and/or par units because they reflect unfunded commitments under delayed draw term loans or revolving loans.

2.

Comment: In the Schedule of Investments, some investments have zero par units and a negative amortized cost or fair value. See, for example, Diamondback Acquisition, Inc. On a supplemental basis, please explain why these investments have zero par units and a negative amortized cost or fair value.

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Response: On a supplemental basis, the Company respectfully advises the Staff that as noted in footnote 22, positions have zero par value if they represent an unfunded loan or equity commitment. In addition, as noted in footnote 23, positions have negative costs as a result of the capitalized discount being greater than the principal amounts outstanding on the loan and negative fair value is the result of the capitalized discount on the loan.

3.

Comment: Footnote 32 to the Schedule of Investments states that the “Investment represents multiple underlying investments, including Midwest Custom Windows, LLC, Greater Toronto Custom Windows, Corp., Garden State Custom Windows, LLC, Long Island Custom Windows, LLC, Jemico, LLC, Atlanta Custom Windows, LLC and Fairchester Custom Windows.” On a supplemental basis, please explain why these individual positions were not broken out separately in accordance with Regulation S-X.

Response: On a supplemental basis, the Company respectfully advises the Staff that it has invested in Windows Entities by making 7 individual investments in each of Midwest Custom Windows, LLC, Greater Toronto Custom Windows, Corp., Garden State Custom Windows, LLC, Long Island Custom Windows, LLC, Jemico, LLC, Atlanta Custom Windows, LLC and Fairchester Custom Windows which are related entities under a common management. In future filings the Company will provide additional disclosure about each individual investment in a footnote to the Schedule of Investments.

4.

Comment: In the Fees and Expense table, (i) footnote 6 indicates that the assumed weighted average interest rate on total debt outstanding as of December 31, 2022 was 3.7% and the assumed average annual costs of borrowings is 4.2%, and (ii) total annual expenses are projected to be 10.5% which is inclusive of 0.4% acquired fund fees and expenses (“AFFE”). The Financial Highlights indicate that as of December 31, 2022, the ratio of total expenses to average net assets, excluding AFFE was 11%.

On a supplemental basis, explain the rational for the 4.2% assumed average annual cost of borrowings when it appears, based on the current income statement, that interest expense over average net assets would be 5.2%. Please also confirm whether the Fees and Expense table considers changes within the current rising interest rate environment.

Response: On a supplemental basis, the Company hereby confirms to the Staff that in future filings it will calculate the amounts in the Fees and Expense table based on actual borrowings as of a specified date. The Company hereby confirms to the Staff that since the Form 10-K was filed, it has not offered securities pursuant to a prospectus into which the Fees and Expense table would have been incorporated.

5.

Comment: For each of the Company’s open interest rate swaps, in future filings, disclose all of the information required by Regulation S-X, Article 12-13C, columns A-H including, description and terms of payments to be received from another party, description and terms of payments to be paid to another party, the counterparty, maturity date, notional amount, value, upfront payments/receipts and unrealized appreciation/depreciation. In future filings, please also include the required disclosure under Rules 6-04(3)(c), 6-04(9)(e), 6-07(7)(a) and 6-07(7)(c) of Regulation S-X.

Response: The Company respectfully advises that Staff that it will provide the requested information in future filings.

6.

Comment: On page 138, the Company states: “Pursuant to the SPV Asset Facilities, we sell and contribute certain investments to these wholly owned subsidiaries pursuant to sale and contribution agreements by and between us and the wholly owned subsidiaries. No gain or loss is recognized as a result of these contributions.” Similar language regarding the sale and contribute of assets is included with respect to CLO Transaction IV, CLO Transaction V, CLO Transaction VI and CLO Transaction VIII. On a supplemental basis, please explain whether any gain or loss was recognized with respect to the sale and contribution of assets in connection with these CLO Transactions.

Response: On a supplemental basis, the Company respectfully advises the staff that no gain or loss was recognized with respect to the sale and contribution of assets in connection with these CLO Transactions.

7.

Comment: CLO II, CLO IV and CLO V were refinanced and the proceeds from such refinancing were used to redeem previously issued notes. On a supplemental basis, please explain the accounting treatment of such refinancing citing applicable U.S. GAAP accounting treatment (ie, extinguishment or modification of debt).

Response: On a supplemental basis, the Company respectfully advises the staff that in evaluating the appropriate accounting treatment of the CLO II, CLO IV and CLO V refinancings, the Company considered the guidance in ASC 470-50. ASC 470-50-40-10 states that from the debtor’s perspective, an exchange of debt instruments between or a modification of a debt instrument by a debtor and a creditor in a non-troubled situation is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. In each case, to the extent that any of the original creditors did not participate in the refinanced notes and had their debt instruments fully repaid, the Company treated that portion of the original notes as an extinguishment. The Company then performed an analysis to conclude that the present value of the cash flows under its amended indenture was less than 10 percent different from the present value of the remaining cash flows under the terms of the original agreement for any portion of the original creditors that participated in the refinanced notes.

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Please do not hesitate to contact me at (202) 383-0218, Kristin Burns at (212) 287-7023 or Dwaune Dupree at (202) 383-0206 if you should need further information or clarification.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus